Mail Stop 6010

September 17, 2008

Corporation Service Company
1090 Vermont Avenue NW
Washington, D.C. 20005

       Re: Avago Technologies Limited
             Registration Statement on Form S-1
             Filed August 21, 2008
             File No. 333-153127

Ladies and Gentlemen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range and other information that was left blank throughout the document.

Enforcement of Civil Liabilities, pages ii and 29

2.   We note your statement that, because there is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments, a U.S. court judgment based on civil liability, whether or not predicated solely upon the federal securities laws, would not be "automatically enforceable" in Singapore. Plainly disclose whether an investor would have difficulty bringing an action in a Singapore court to enforce a U.S. court judgment

based upon the civil liabilities of the U.S. federal securities laws against you and your non-U.S. officers, directors and principal shareholders.

Industry and Market Data, page ii

3.   Please tell us whether you commissioned the third-party data, whether the data was prepared for use in the registration statement, and whether you were related to the third parties who provided the data. Also tell us whether you received the consent of the third parties to use their data as you have in your registration statement.

Overview, page 1

4.   If you elect to highlight your "diversified…customer base of approximately 40,000 customers…," please provide an equally prominent summary of your customer concentration as mentioned on page 19.

5.   Please tell us the objective criteria used to determine which customers to highlight in your summary; tell us whether you have identified all customers who satisfy these criteria. Please also provide us similar information regarding the customers identified in the table on page 80.

6.   If you elect to highlight your revenues, please provide an equally prominent summary of your net income/loss.

Risk Factors, page 4

7.   We note that you currently include in your prospectus summary separately captioned and explained paragraphs that describe your strengths and strategies while merely including a one-sentence cross-reference to your risks and challenges. If it is appropriate to include this level of detail regarding your strengths and strategies in your summary, you should balance your disclosure with equally prominent disclosure of your risks and challenges.

Risk Factors, page 10

8.   Your risk factors must immediately follow your one-page prospectus cover or your prospectus summary. While we do not object to the information on your table of contents page, please relocate other disclosure to a more appropriate section of your document.

<u>Risks relating to our Business, page 10</u>

<u>We operate in the highly cyclical semiconductor industry, page 10</u>

9.   Please tell us whether you have any more current data than the 2001 information you cite.

<u>We utilize a significant amount of intellectual property in our business…, page 18</u>

10.   If you currently conduct, or expect to conduct, a material portion of your business in the People's Republic of China ("PRC"), then identify the PRC as one of the jurisdictions in which intellectual property protection has been weak.

<u>We generally do not have any long-term supply contracts, page 20</u>

11.   Please reconcile the first paragraph of this risk factor regarding the absence of long-term contracts with the third paragraph regarding long-term contractual commitments. File material contracts as exhibits to your registration statement.

<u>We rely on third parties, page 20</u>

12.   Please file as exhibits to your registration statement the agreements that generate this risk.

<u>We will be required to assess our internal control over financial reporting, page 26</u>

13.   Please tell us how you concluded that you will be required to comply with the management's reporting obligation for your year ending October 31, 2008 and the auditor's reporting obligation for your year ending October 31, 2009. Include in your response the specific authority on which you rely.

<u>The indentures, page 28</u>

14.   If any of your debt obligations provide that a default under other obligations is also considered to be a default under that debt obligation, please clarify the extent of such cross-default clauses.

<u>For a limited period of time…, page 29</u>

15.   Please clarify whether the number of shares that could be issued as a result of the previously approved general authority is unlimited and includes preference shares. If the new shares could have preferential voting rights, please say so directly.

<u>Use of Proceeds, page 37</u>

16.   Please quantify the redemption premium and accrued interest to be paid with proceeds of this offering.

Cash and Capitalization, page 39

17.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Management's Discussion and Analysis…, page 45

Stock Based Compensation, page 53

Note 11. Stock-Based Compensation, page F-42

18.   Please revise to disclose the specific assumptions and methodologies used by your Board of Directors to estimate the fair value of your ordinary shares for purposes of determining share-based compensation expense. In addition, disclose your assumption for the likelihood of a liquidity event, such as an initial public offering, and indicate how this was determined. Disclose the estimated fair value of your ordinary shares at the date of each option issuance in the year preceding the contemplated offering. In addition, tell us when discussions were initiated with your underwriter(s) about possible offering price ranges and provide us a history of pricing discussions.

19.   Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

20.   We reference the discussion in Note 2 on page 105 that during fiscal year 2007 you only expensed the performance vesting portion of options granted prior to your adoption of SFAS 123R. After the adoption of SFAS 123R you state that you expense both the time and performance vesting portions. Please tell how your accounting changed after the adoption of SFAS 123R.

Results of Operations, page 56

21.   Please analyze the effect of the erosion of selling prices mentioned on page 46 on the periods presented.

Contractual Commitments, page 68

22.   Please explain the basis for your exclusion of the amounts mentioned in the last sentence of footnote (5) to the Contractual Commitments table from that table.

Industry Overview, page 72

23.   Please tell us whether the industry statistics that you cite are equally applicable to the market for the "III-V based" products on which you say you focus.

Business, page 76

24.   We note your references on pages 15 and 47 to negotiated agreements with the government of Singapore that impose operating conditions. Please describe those conditions, and file the agreements as exhibits to your registration statement.

Markets and Products, page 79

25.   We note your reference here to product families. We also note your disclosure on page 11 and in your Management's Discussion and Analysis regarding the effects of your different product classes.   Please provide the three-year revenue history by product class required by Regulation S-K Item 101(c)(1)(i).

Research and Development, page 81

26.   Please disclose the material terms of the agreements that you mention in the third paragraph, including the duration and termination provisions and the material obligations of the parties. Please provide similar information regarding your arrangements with your major distributors mentioned in the next subsection. File material agreements as exhibits to your registration statement.

Competition, page 82

27.   Please identify your competitive position relative to your competitors in each segment where you compete. For example, from your existing disclosure, it is unclear whether the technical specifications that you cite at the bottom of page 79 provide you a competitive advantage.

Intellectual Property, page 83

28.   Please disclose when your patents expire.

29.   We note your references to licenses here and on pages 18 and 19. Please disclose the material terms of the licenses, including the duration and termination provisions and the material obligations of the parties. File material licenses as exhibits to your registration statement.

Facilities, page 85

30.   Please disclose when material leases expire.

Environmental, page 85

31.   We note that your statement regarding compliance is limited to your properties
       and facilities. Please tell us whether you know or have reason to believe that your
       suppliers or contractors are non-compliant, and provide your analysis of the
       materiality of any such non-compliance.

32.   In an appropriate section of your document, please describe the regulations that
       generate the risk factors on page 24 and describe any material non-compliance.

Legal Proceedings, page 86

33.   Please provide us your analysis supporting your conclusion that you need not
       disclose the information required by Regulation S-K Item 103 for the pending
       patent claims mentioned here and on page 18. In your response, include the
       portion of your business that relies on the patents in dispute.

Executive Compensation, page 93

Base Salary, page 96

34.   Please disclose the targets mentioned in clause (i) on page 96, and discuss how
       those targets resulted in the 2008 merit increases mentioned on page 97.

35.   Please disclose whether Mr. Bettinger's salary is the average indicated in the
       market survey data. Also disclose the extent to which the salary was adjusted
       from the market survey data based on "experience" and "level and responsibility
       of the position;" discuss how the extent of the adjustment was determined.

Annual Cash Incentive Program, page 98

36.   Please clarify how the factors mentioned in the third paragraph resulted in the
       participation rates disclosed in the table on the next page. For example, did you
       use the average Market Salary Survey data? How and why was that rate adjusted
       by the rate used by Agilent? How and why was the rate further adjusted based on
       the committee's experience with similar programs?

37.   Please provide specific disclosure regarding what factors were considered by the
       compensation committee in determining the amount of the additional
       discretionary bonus awarded to Bien-Ee Tan. Please refer to Regulation S-K Item
       402(b)(2)(v) and (vii).

38.   Please show us how the percentages in the table on page 99 resulted in the
       numbers in the table on page 106.

39.   Please clarify how the amount of Mr. Ingram's mortgage subsidy substitute was determined and when it expires.

Equity Incentive Compensation, page 100

40.   Please discuss the performance-based vesting targets for the period covered by your Compensation Discussion and Analysis and whether the targets were achieved.

Summary compensation table, page 105

41.   Please reconcile the discretionary bonus and non-equity incentive plan compensation awarded to Mr. Stewart shown in the summary compensation table with the amounts shown in the table on page 99.

42.   Please clarify how you "imputed income" from the group term life insurance.

43.   Please explain the Malaysian Employee Provident Fund mentioned in footnote 7. Also tell us where the $143,217 mentioned in that footnote is included in the table.

44.   We note the changed vesting schedule mentioned in footnote 9. Please tell us why those options are not reported in the option grants table per instruction 7 to Regulation S-K Item 402(d).

2007 Non-Qualified Deferred Compensation, page 108

45.   Please provide the disclosure addressed in Regulation S-K Item 402(i)(3).

46.   Please reconcile the amounts in column (c) with the information in your summary compensation table.

James Stewart, page 111

47.   We note that the separation agreement occurred before the end of the fiscal year. Please tell us how these amounts are reflected in the summary compensation table.

Potential Severance Payments, page 111

48.   Please clarify how actual severance payments differed from the amounts in this table.

49.   Please clarify how the "case by case basis" mentioned in footnote 2 generated the cash severance bonus mentioned in the table. Also describe how the Malaysian Annual Wage Supplement mentioned in footnote 3 is determined.

Limitations of Liability, page 121

50.   We note that your disclosure in this section is qualified by the Singapore
        Companies Act. Please explain the extent to which that Act changes the
        statements made in your disclosure.

Share Issuances, page 123

51.   With a view toward clarified disclosure, please tell us:
        - whether any of your affiliates have any ownership or other affiliation with
          KKR Capstone; and
        - why the investment by an affiliate of Capstone in Bali would result in a
          subscription for your shares, and when the subscription resulted in the
          issuance of shares.

52.   Please ensure that you have filed your related-party agreements, including the
        Capstone consulting agreement and the option agreement mentioned on page 128.
        Disclose when the option was granted and the nature and duration of the "post-
        acquisition support activities" provided.

Amended and Restated Shareholder Agreement, page 125

53.   Please describe how and why the agreement was changed in connection with this
        offering.

Board Composition, page 125

54.   Please clarify how the provisions of this agreement are enforceable if the equity
        investors cease to own a majority of your shares.

Advisory Agreement, page 127

55.   Based on your disclosure on page 167, it appears that this offering is a financing
        that requires payment as mentioned in the second paragraph. If so, please say so
        directly here and quantify the amount of the payment. Also tell us how the
        payment is reflected in your "Use of Proceeds" disclosure.

Principal Shareholders, page 130

56.   Please include a row in the table for James Stewart.

57.   Refer to footnotes 11 and 17. Shares beneficially owned as defined by applicable
        rules must be included in the table, even if beneficial ownership is disclaimed.

58.   Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Seletar and Geyser.

Comparison of Shareholder Rights, page 144

59.   The first sentence of this section indicates that you have described only "certain" material differences. Please tell us which material differences you have omitted from your disclosure.

60.   Expand your comparative discussion of shareholder rights to address whether Singapore law, or your memorandum and articles of incorporation:

- requires a majority of your directors to be independent;

- permits cumulative voting; and

- allows for the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Quorum Requirements, page 147

61.   Please clarify how a meeting could ever be attended by less than a majority of the shares present.

Shareholder Action Without A Meeting, page 150

62.   Please reconcile your statement regarding written consents with section 35 of exhibit 3.2.

Tax Considerations, page 158

Passive Foreign Investment Company, page 160

63.   Discuss an investor's option under IRS rules to make or maintain a Qualified Electing Fund ("QEF") election should you be deemed to be a Passive Foreign Investment Company. In particular, disclose whether you intend to provide an investor with the information needed to make or maintain a QEF election.

Underwriting, page 164 .

64.   From the third paragraph under the table, it is unclear whether the option to acquire additional shares is solely to cover over over-allotments. Please revise or advise.

65.   Please address the last sentence of Regulation S-K Item 508(l)(1).

66.   Please describe the applicability of Regulation M to the statement that in connection with the offering "the underwriters may purchase and sell our ordinary shares in the open market."

Relationships, page 167

67.   With a view toward clarified disclosure, please tell us whether any of the underwriters will receive any of the proceeds from the offering used to repay debt or otherwise.

68.   Please clarify whether the reference to past services in the first sentence of the last paragraph of this section refers to the services mentioned in the previous paragraphs of this section. If not, please describe the services with greater specificity.

Stamp Taxes, page 168

69.   Please clarify whether United States investors must pay any stamp taxes.

Where You Can Find Additional Information, page 172

70.   We note from your cover letter that you intend to use domestic forms although you believe that you are a foreign private issuer. We also note your disclosure here that you intend to file proxy statements. With a view toward clarified disclosure, please tell us whether you intend to apply any of the Exchange Act exemptions available to foreign private issuers, such as Rule 3a12-3(b). Also tell us whether your subsidiaries will continue to use forms available only to foreign private issuers.

Financial Statements

General

71.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Audit Report, page F-3

72.   We note the combined balance sheet at October 31, 2005 referenced in the audit
        report on page F-3 is not included in this filing. Please revise the financial
        statements to include this balance sheet or have your auditors remove the
        reference to the combined balance sheet in their report.

Note 1. The Subsidiary Guarantors, page F-10

73.   Please tell us whether Avago Technologies Limited is an issuer or guarantor of
        the outstanding notes or senior credit agreement. In addition, we note the
        discussion in the first sentence stating that you and your "material" subsidiaries
        are issuers or guarantors…. Please clarify how you define material and whether
        all subsidiaries not included in this discussion are considered minor as defined in
        Rule 3-10(h)(6) of Regulation S-X. Please revise to disclose the reason that
        separate financial statements are not required for Avago Technologies Limited
        under Rule 3-10. In addition, tell us the specific paragraph of Rule 3-10 you
        relied on for the exception to the general rule of paragraph a(1) and the guidance
        you relied on for the reporting relief from providing condensed consolidating
        financial information.

Note 8. Retirement Plans and Post-Retirement Benefits, page F-34

74.   We note that your assumption for the ultimate medical cost trend rate reflects a
        decrease from 10% to 5% from the current medical cost trend rate. Please revise
        to disclose the basis for this decline in the medical cost trend rate.

Note 11. Shareholders' Equity, page F-39

75.   We reference your discussion in Note 11 of the ordinary shares issued to
        employees that should be considered temporary equity under Accounting Series
        Release No. 268. Please revise to classify these amounts outside of permanent
        equity as required by ASR 268.

Note 12. Restructuring and Asset Impairment Charges, page F-45

76.   Please revise to disclose the events and circumstances that resulted in the
        significant impairment charges recorded during the year ended October 31, 2007.

Note 16. Sale of the Camera Module Business, page F-52

77.   Please revise to disclose the reason that the sale of the camera module business did not meet the requirements of SFAS 144 to be reflected as a discontinued operation.

Note 17. Discontinued Operations, pages F-53 to F-57

78.   Please tell us how the discontinued operations amounts included on pages F-53 to F-58 agree with the statements of operations.

Recent Sales of Unregistered Securities, page II-2

79.   We note your disclosure on page F-10 that you are the issuer and guarantor of notes. Please tell us why those securities transactions are not disclosed in this section.

80.   We note your reference to 1,946 investors on page II-2. Please provide us your analysis of whether you were required to register your securities under Section 12(g) of the Exchange Act. Cite all authority on which you rely.

Exhibits

81.   Please ensure that your incorporation by reference is accurate. For example, some of the exhibits that refer to footnote 1 are not filed with the version of the registration statement cited in that footnote.

82.   Please tell us why the tax opinions mentioned on page 158 are not filed. Also file appropriate consents.

83.   Please identify who provided the advice mentioned on pages ii and 29, and file that party's consent as an exhibit.

84.   Please file complete exhibits, including exhibits and other attachments to those documents. For example, we note the exhibits missing from exhibits 10.45 and 10.46.

85.   Please tell us why you include in this filing only a portion of the indentures identified in the registration statement related to the 2007 exchange offer.

86.   Please provide us your analysis supporting your conclusion that you need not file the collective bargaining agreements mentioned on page 84.

87.   Please file the option agreements with your executive officers that reflect their performance vesting arrangements.

Exhibits 23.1 and 23.2

88.   Please include a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.

Undertakings, page II-7

89.   Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Signatures, page II-7

90.   Please provide a signature from the registrant's authorized representative in the United States.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Christopher L. Kaufman (by facsimile)